Exhibit 99.2

CANADIAN SUPERIOR ENERGY INC.
PRO FORMA CONSOLIDATED BALANCE SHEETS
As at December 31, 2007
(unaudited)

($ thousands)	Canadian Superior Energy Inc.	Seeker Petroleum Ltd.	Pro Forma Adjustments (note 2)	Pro Forma Consolidated Canadian Superior Energy Inc.

Assets
Current
Cash and short-term equivalents	13,658	-	(13,658)	-
Accounts receivable	36,448	1,929	-	38,377
Prepaid expenses and deposits	2,571	251	-	2,822
	52,677	2,180	(13,658)	41,199
Nova Scotia offshore term deposits	14,559	-	-	14,559
Long term portion of lease prepayment	1,309	-	-	1,309
Goodwill	-	-	15,972	15,972
Property, plant and equipment, net	186,154	33,948	9,773	229,875
	254,699	36,128	12,087	302,914

Liabilities
Current
Accounts payable and accrued liabilities	22,230	3,193	887	26,310
Revolving credit facility	17,784	6,198	8,552	32,534
	40,014	9,391	9,439	58,844
Convertible preferred shares	13,571	-	-	13,571
Asset retirement obligations	11,325	1,222	-	12,547
Future income tax liability	8,853	-	(302)	8,551
	73,763	10,613	9,137	93,513

Shareholders' Equity
Share capital	186,557	28,438	(28,438)	215,022
			28,465
Equity portion of preferred shares	2,320	-	-	2,320
Contributed surplus	14,314	902	(902)	14,314
Deficit	(22,255)	(3,825)	3,825	(22,255)
	180,936	25,515	2,950	209,401
	254,699	36,128	12,087	302,914

See accompanying notes to the unaudited pro forma consolidated financial statements

CANADIAN SUPERIOR ENERGY INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2007
(unaudited)

($ thousands)	Canadian Superior Energy Inc.	Seeker Petroleum Ltd.	Pro Forma Adjustments (note 2)	Pro Forma Consolidated Canadian Superior Energy Inc.

Revenue
Petroleum and natural gas sales, net oftransportation	47,847	15,811	-	63,658
Royalties net of royalty tax credit	(7,914)	(2,740)	-	(10,654)
	39,933	13,071	-	53,004
Interest and other income	925	28	-	953
	40,858	13,099	-	53,957

Expenses
Operating	9,883	4,689	-	14,572
General and administrative	13,315	1,142	-	14,457
Stock based compensation	4,218	426	-	4,644
Depletion, depreciation and accretion	26,595	11,771	(4,635)	33,731
Interest	3,352	100	-	3,452
Foreign exchange gain	(653)	-	-	(653)
Loss on abandonment	42	-	-	42
	56,752	18,128	(4,635)	70,245
Loss before income taxes	(15,894)	(5,029)	4,635	(16,288)
Capital	55	-	-	55
Future income tax reduction	(6,013)	(1,204)	1,275	(5,942)
Net loss	(9,936)	(3,825)	3,360	(10,401)
Basic and diluted net loss per share	($0.07)	($0.08)	-	($0.07)

See accompanying notes to the unaudited pro forma consolidated financial statements

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(all tabular amounts in $ thousands, except where otherwise noted)

1.      Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet of Canadian Superior Energy Inc. (“Canadian Superior”) as at December 31, 2007 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 have been prepared to reflect the acquisition of Seeker Petroleum Ltd. (“Seeker”) by Canadian Superior on March 26, 2008.

These pro forma statements have been prepared by management of Canadian Superior in accordance with Canadian Generally Accepted Accounting Principles and in the opinion of management, contain all adjustments necessary for fair presentation.

Accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in Canadian Superior’s audited consolidated financial statements as at December 31, 2007.

The pro forma statements should be read in conjunction with the audited consolidated financial statements of Canadian Superior and Seeker as at and for the year ended December 31, 2007.

The unaudited pro forma consolidated balance sheet gives effect to the transactions disclosed in notes 2 and 3 as if they occurred on December 31, 2007 and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2007 give effect to the transactions as if they occurred on January 1, 2007.

These pro forma statements are not necessarily indicative of the results of operations or financial position which would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

2.      Pro Forma assumptions and adjustments

The pro forma statements have been prepared to give effect to the following transactions, assumptions and adjustments:

a)
The acquisition of all of the outstanding shares of Seeker.  The purchase price is allocated to assets and liabilities as follows based on a combination of cash and 7,651,866 Canadian Superior common shares issued:

Calculation of purchase price
Cash	22,211
Fair value of shares issued (7,651,886 @ $3.72 per share)	28,465
Transaction costs	887
51,563
Allocated as follows:
Working capital	(7,210)
Property, plant and equipment	43,721
Goodwill	15,972
Asset retirement obligation	(1,222)
Future income taxes	302
51,563

The fair value of the Canadian Superior shares issued on acquisition of $3.72 was determined based on reference to the market price on the date the transaction was announced. Goodwill of $16.0 million represents the excess of the purchase price paid over the tangible assets and liabilities acquired. In addition, the share capital, contributed surplus and retained earnings of Seeker are eliminated upon acquisition.

b)
The provision for depreciation and depletion expense reflects a decrease of $4.6 million for the year ended December 31, 2007 resulting from the combination of Canadian Superior and Seeker carrying value of oil and gas assets and reserves in the pro forma consolidated depletion calculation.

3.	Income taxes

The provision for future income taxes for the year ended December 31, 2007 has been adjusted for the impact of the pro forma adjustments on the pro forma consolidated statement of operations.

4.	Basic and diluted net loss per share

The pro forma net loss per share is based on the number of Canadian Superior shares outstanding at December 31, 2007, adjusted for the issuance of approximately 7.7 million common shares of Canadian Superior in connection with the acquisition.  This resulted in a weighted-average number of common shares outstanding of 148.0 million as at December 31, 2007. For the calculation of the diluted net loss per share, all outstanding stock options, convertible preferred shares and warrants for 2007 are excluded as they are anti-dilutive.

5.      Application of United States Generally Accepted Accounting Principles

The application of United States generally accepted accounting principles (“US GAAP”) would have the following effects on the pro forma consolidated statement of operations:

December 31, 2007
($ thousands, except per share amounts)
Net loss per pro forma statement of operations	(10,401)
Net loss adjustments under US GAAP [1]	(25,055)
Net loss under U.S. GAAP	(35,456)
Net loss per share under U.S. GAAP
Basic	(0.24)
Diluted	(0.24)

1.	These adjustments reflect those made in the December 31, 2007 US GAAP reconciliations of Canadian Superior and Seeker Petroleum Ltd.

The application of United States generally accepted accounting principles (“US GAAP”) would have the following effect on the pro forma consolidated balance sheets as at December 31, 2007:

	Pro Forma Cdn GAAP	Increase (Decrease)[1]	Pro Forma US GAAP
Property, plant and equipment, net	229,875	(53,855)	176,020
Accounts payable and accrued liabilities	26,310	4,078	30,388
Convertible Preferred Shares	13,571	(13,571)	-
Future income tax liability	8,551	(8,551)	-
Share Capital	215,022	40,244	255,266
Equity portion of Preferred Shares	2,320	13,991	16,311
Contributed Surplus	14,314	(5,480)	8,834
Deficit	(22,255)	(84,566)	(106,821)

1.	These adjustments reflect those made in the December 31, 2007 US GAAP reconciliations of Canadian Superior and Seeker Petroleum Ltd.